                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.....)*

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   12686C-10-9
                                 --------------
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022   (212) 909-6000
           ----------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 30, 1997
                                  ------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 12686C-10-9                  13D







(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons                Marianne Dolan Weber
                                                   SS:  ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box             (a)
         if a Member of a Group                ---------------------------------
                                               (b)
                                               ---------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                    00*
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                       U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power                 1,000
Beneficially Owned     ---------------------------------------------------------
by Each Reporting      (8) Shared Voting Power             790,855
Person With            ---------------------------------------------------------
                       (9) Sole Dispositive Power            1,000
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power       790,855
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                    790,855
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                   5.6%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                            IN

--------
*        See Exhibit A.



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CUSIP No. 12686C-10-9                  13D







                       CONTINUATION PAGES OF SCHEDULE 13D
                                    FILED BY
                MARIANNE DOLAN WEBER, INDIVIDUALLY AND AS TRUSTEE

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.  Identity and Background.

         (a) The name of the person filing this statement is Marianne Dolan Weber, who is filing individually, as a director of the Dolan Children's Foundation (the "Children's Foundation"), a New York not-for-profit corporation described in Exhibit A, and as Trustee for the Trusts listed on Exhibit A.

         (b) The residence of Mrs. Weber is 33 Southard Avenue, Rockville Centre, New York 11570.

         (c) The present principal occupation of Mrs. Weber is President of the Dolan Family Foundation, a New York not-for-profit corporation. The address is One Media Crossways, Woodbury, New York 11797.

         (d) Mrs. Weber has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mrs. Weber has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mrs. Weber is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares held by Mrs. Weber were originally acquired by her through gifts, by her appointment as a




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CUSIP No. 12686C-10-9                  13D




director of the Children's Foundation and as a co-trustee of family trusts. See Exhibit A.

Item 4.  Purpose of Transaction.

         The securities in the Children's Foundation and the Trusts described in Exhibit A are held for investment purposes. See Exhibit A. Mrs. Weber has no plans or proposals which relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

         (b)  an   extraordinary   corporate   transaction  such  as  a  merger,
reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

         (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer;

         (e) any material change in the Issuer's present capitalization or dividend policy;

         (f) any other material change in the Issuer's business or corporate structure;

         (g)   changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above. See Exhibit A.

Item 5.  Interest in Securities of the Issuer.

         (a) After the transaction described in (c) below, Mrs. Weber may be deemed to beneficially own an aggregate of




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CUSIP No. 12686C-10-9                  13D





790,855 shares of Class A Common Stock as a result of her beneficial ownership of (i) 654,855 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock and (ii) 136,000 shares of Class A Common Stock. This aggregate amount represents approximately 5.6% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock).

         (b) After the  transaction  described in (c) below,  Mrs. Weber has the
(i) sole power to vote or to direct the vote of 1,000 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 135,000 shares of Class A Common Stock; (iii) shared power to vote or direct the vote of 654,855 shares of Class B Common Stock convertible into Class A Common Stock; (iv) sole power to dispose or to direct the disposition of 1,000 shares of Class A Common Stock;
(v) shared power to dispose or to direct the disposition of 135,000 shares of Class A Common Stock; and (iv) shared power to dispose or to direct the disposition of 654,855 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

         (c) On May 30, 1997, Mr. Charles F. Dolan contributed 135,000 shares of Class A Common Stock to the newly formed Children's Foundation and Mrs. Weber was appointed as one of the directors of the Children's Foundation.

         (d)      See Exhibit A.

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable

Item 7.  Material to be Filed as Exhibits.

         Not applicable






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CUSIP No. 12686C-10-9                  13D






Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 1997



                           Signature:   /s/ Marianne Dolan Weber
                                            By William A. Frewin, Jr.
                                            -------------------------

                           Name/Title:  Marianne Dolan Weber,
                                            individually, as a Trustee
                                               of each of the following Trusts:
                                                     Dolan Grandchildren Trust
                                                     Dolan Spouse Trust
                                                     DC Marianne Trust
                                               and as a Director of the
                                               Dolan Children's Foundation
                                               By William A. Frewin, Jr.,
                                               attorney-in-fact






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CUSIP No. 12686C-10-9                  13D







                                    Exhibit A
                                    ---------

         Marianne Dolan Weber ("Mrs. Weber") is currently one of three directors of the Dolan Children's Foundation, a New York not-for-profit corporation (the "Children's Foundation"), formed to solicit, receive, hold and invest funds contributed to the Children's Foundation and, at the discretion of the Board of Directors of the Children's Foundation, to allocate such funds to organizations or entities organized and operated exclusively for charitable or educational purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. As of May 30, 1997, the Children's
Foundation (after giving effect to the transaction  reported in the foregoing
Schedule 13D) owned 135,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). As a director of the Children's Foundation, Mrs. Weber has the shared power to vote and dispose of such Class A Common Stock with the other directors of the Children's Foundation, Katheleen M. Dolan and Deborah Dolan-Sweeney. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Weber retains such powers, she is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. Mrs. Weber also individually owns 1,000 shares of Class A Common Stock.

         In addition, Mrs. Weber is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which as of May 30, 1997, own in the aggregate 654,855 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Issuer. Mrs. Weber has an economic interest in such Class B Common Stock, and, as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Weber retains such powers, she is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.






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CUSIP No. 12686C-10-9                  13D






Name of Trust                               Beneficiary
-------------                               -----------

DC Marianne Trust                           Marianne Dolan Weber

Dolan Grandchildren Trust                   All children and grandchildren of
                                            Charles F. Dolan living at any time
                                            and from time to time.

Dolan Spouse Trust                          All descendants of Charles F.
                                            Dolan living at any time and
                                            from time to time and their
                                            spouses.

         Pursuant to the provisions of the agreements gov erning the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's bene ficiary or, if more than one, such Trust's beneficiary class. For each of the Dolan Grandchildren Trust and the Dolan Spouse Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Paul Joseph Dolan, to any one or more of the members of the Trust's beneficiary class.

The Trusts
----------

The DC Marianne Trust
---------------------

         For the DC Marianne Trust, distributions of income and principal can be made in the discretion of the non- beneficiary Trustee, Matthew John Dolan, to the person for whom the Trust is named, Marianne Dolan Weber (the "Current Beneficiary"). The Current Beneficiary has the power during her life to appoint all or part of the relevant DC Marianne Trust to or for the benefit of one or more of her de scendants. Upon the death of the Current Beneficiary, the DC Marianne Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are two Trustees of the DC Marianne Trust, Marianne Dolan Weber and Matthew John Dolan.

The Dolan Grandchildren Trust
-----------------------------

         The Dolan Grandchildren Trust's current beneficiary class consists of the six children and three




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CUSIP No. 12686C-10-9                  13D






grandchildren of Charles F. Dolan. The Dolan Grandchildren Trust terminates upon the death of the survivor of the beneficiaries or upon the expiration of the applicable perpetuities period, if not previously terminated. Upon such termination, the Dolan Grandchildren Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them, otherwise by the un animous appointment of Charles F. Dolan's grandchildren or by the survivor of them, to one or more persons or charitable organizations. Any unappointed portion of the Dolan Grandchildren Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. Other than Marianne Dolan Weber, there are two other Trustees of the Dolan Grandchildren Trust, Thomas Charles Dolan and Paul Joseph Dolan.

The Dolan Spouse Trust
----------------------

         The Dolan Spouse Trust's current beneficiary class consists of the six children and three grandchildren of Charles F. Dolan and the spouses of three of these children. The Dolan Spouse Trust terminates upon the death of the survivor of Charles F. Dolan's children and their spouses, if not previously terminated. Upon such termination, the Dolan Spouse Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Spouse Trust will pass, in further trust, per stirpes to the then-living descendants of the children of Charles F. Dolan or, if none, among the heirs- at-law of Charles F. Dolan. Other than Marianne Dolan Weber, there are two other Trustees of the Dolan Spouse Trust, Thomas Charles Dolan and Paul Joseph Dolan.

Beneficial Ownership of Beneficiaries and Trusts
------------------------------------------------

         Beneficiaries of any Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Trust because (a) the non-beneficiary Trustee has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, and (b) the bene ficiary class for each of the Dolan Grandchildren Trust and the Dolan Spouse Trust has not yet closed.






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